Exhibit 99.1

Notice of No Auditor review of condensed interim consolidated financial statements

The Management of the Company is responsible for the preparation of the accompanying unaudited condensed interim consolidated financial statements. The unaudited condensed interim consolidated financial statements have been prepared using accounting policies in compliance with US Generally Accepted Accounting Principles (“US GAAP”) for the preparation of these unaudited condensed interim consolidated financial statements and are in accordance with United States Accounting Standards Codification - (“ASC”) 270 – Interim Reporting.

The Company’s independent auditor has not performed a review of these unaudited condensed interim consolidated financial statements in accordance with the standards established for a review of interim financial statements by an entity’s auditor.

F-1

Core AI Holdings Inc. And Its Subsidiary

Unaudited Condensed Interim Consolidated Statement of Financial Position

As of March 31, 2026 and As of December 31, 2025

	Note	March 31, 2026	December 31, 2025
		$	$

ASSETS
Current assets
Cash and cash equivalents	3	2,507,268	1,931,174
Accounts receivable, net	4	1,394,063	5,689,538
Prepayments	5	27,713	1,326,916
Other receivables, net	6	3,436,956	3,871,729
Total current assets		7,366,000	12,819,357

Non-current assets
Long-term investment	16	294,429	294,429
Intangible assets	12	277	477
Operating lease right-of-use assets	7	255,452	291,081
Total non-current assets		550,158	585,987

Total assets		7,916,158	13,405,344

LIABILITIES AND EQUITY
Current liabilities
Account and other payables	8	8,274,219	10,118,046
Taxes payable		23,291	22,929
Current operating lease liabilities	7	158,779	162,610
Total current liabilities		8,456,289	10,303,585

Non-current liabilities
Warrant and preferred share liability	14	100	100
Total non-current liabilities		100	100

Total liabilities		8,456,389	10,303,685

Equity
Share capital	13	35,068,194	35,068,194
Accumulated other comprehensive loss		(16,211)	(2,884)
Accumulated deficits		(35,592,214)	(31,963,651)
Total Equity		(540,231)	3,101,659

Total liabilities and equity		7,916,158	13,405,344

Nature of operations and going concern (Note 1)
Subsequent events (Note 18)
Approved on June 4, 2026 on behalf of the Board:
“Luisa Ingargiola”	“Aitan Zacharin”
Luisa Ingargiola - Director	Aitan Zacharin- Director

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements and should be read in conjunction with the December 31, 2025, consolidated financial statements.

F-2

Core AI Holdings, Inc. And Its Subsidiary

Unaudited Condensed Interim Consolidated Statement of Loss and Other Comprehensive Loss

For The Three-Month Period Ended March 31, 2026 and March 31, 2025

		For The Three Month Period Ended March 31,
	Note	2026	2025
			Restated

Revenue	9	3,768,536	14,509,763
Cost of providing services	10	(6,840,414)	(14,738,105)
Gross profit		(3,071,878)	(228,342)
General and administrative expenses	10	(287,290)	(198,833)
Allowance for credit loss		(234,711)	316,514
Other income		13,156	52,598
Foreign exchange loss - net		(42,983)	(28,803)
Operating loss		(3,623,706)	(86,866)

Interest income		16	-
Interest expenses		(1,985)	—
Other expenses		(2,888)	(13,391)
Finance costs, net		(4,857)	(13,391)
Loss before income tax		(3,628,563)	(100,257)

Income tax expenses	11	-	-

Net loss for the period, net of tax		(3,628,563)	(100,257)

Other comprehensive income (loss)
Foreign currency translation adjustment		13,327	-
Total comprehensive loss for the period		(3,641,890)	(100,257)

Loss per share
Ordinary share - Basic		(0.18)	(0.01)

Ordinary share - Diluted		(0.14)	(0.00)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements and should be read in conjunction with the December 31, 2025 consolidated financial statements.

F-3

Core AI Holdings Inc. And Its Subsidiary

Unaudited Condensed Interim Consolidated Statement of Change in Equity

For The Three-Month Period Ended March 31, 2026 and March 31, 2025

						Accumulated
	Note	Share capital		Share capital	Accumulated loss	Other comprehensive loss	Total Equity
		#		$	$	$	$

Balance as of January 1, 2024 (Restated)		16,825,577	*	2,569,566	-	-	2,569,566
Net loss		-		-	(372,320)	-	(372,320)
Foreign currency translation		-		-	-	(16,652)	(16,652)
Balance as of December 31, 2024 (Restated)		16,825,577		2,569,466	(372,320)	(16,652)	2,180,594
Issuance of common stock in connection with the Reverse Merge	13	3,096,806		29,448,487	-	-	29,448,487
Equity transaction in connection with divestment entity		(2,549,859)
Round up		19			-	-	-
Warrants issued	14	-		5,600,000	-	-	5,600,000
Net loss		-			(31,591,331)	-	(31,591,331)
Foreign currency translation		-		-		13,768	13,768
Balance as of December 31, 2025		19,922,402		35,068,194	(31,963,651)	(2,884)	3,101,659
Net loss		-		-	(3,608,563)	-	(3,628,563)
Translation Adjustment		-		-	-	(13,327)	(13,327)
Balance as of March 31, 2026		19,922,402		35,068,194	(35,592,214)	(16,211)	(540,231)

*	Share and per-share data for the year ended December 31, 2024, have been retrospectively adjusted to reflect the exchange ratio resulting from the reverse recapitalization

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements and should be read in conjunction with the December 31, 2025 consolidated financial statements.

F-4

Core AI Holdings Inc. And Its Subsidiary

Unaudited Condensed Interim Consolidated Statement of Cash Flows

As At And For The Three-Month Period Ended March 31, 2026 and March 31, 2025

		For The Three-Month Period Ended March 31,
	Note	2026	2025

Net Loss		(3,628,563)	(100,257)

Adjustments for non-cash effect
Amortization of intangible assets		200	344
Amortization of right-of-use assets	7	35,629	-
Allowance for credit loss		157,884	249,131
Changes in operating assets and liabilities:
Accounts receivable		4,137,591	1,810,716
Prepayments		1,299,203	(12,380)
Other receivables		(80,213)	-
Accounts payable and accrued liabilities		(1,843,827)	(1,736,161)
Current operating lease liabilities		(3,831)	-
Net cash used in operating activities		74,073	211,393

Cash used for investing activities
Repayment of borrowings from third party		515,348	-
Net cash generated from investing activities		515,348	-

Cash flow from financing activities
Net cash generated from financing activities		-	-

Effect of exchange rate changes on cash and cash equivalents		(13,327)	3,132

Net increase (decrease) in cash		576,094	214,525
Cash and Cash Equivalent at beginning of period		1,931,174	5,559,276
Cash and Cash Equivalent at end of the period		2,507,268	5,773,801

Supplemental disclosures of cash flow information:
Income taxes paid		-	-
Interest paid		-	-

Supplemental disclosures of non-cash flow information:
Issuance of common stock in connection with the Reverse Merge	15	-	-

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements and should be read in conjunction with the December 31, 2025 consolidated financial statements.

F-5

Core AI Holdings, Inc. And Its Subsidiary

Notes to The Unaudited Condensed Interim Consolidated Financial Statements

As At And For The Three Month Period Ended March 31, 2026 and March 31, 2025

1.	Corporation information

Core AI Holdings, Inc. (formerly Siyata Mobile Inc.) (the “Company”) was incorporated under the laws of British Columbia. On October 3, 2025, the Company completed a merger (the “Merger”) with Core Gaming, Inc. (“Core Gaming”), a developer of AI-driven gaming technologies. Upon completion of the Merger, Core Gaming became a wholly-owned subsidiary of the Company. Newbyera Technology Limited (“Newbyera”), a developer of cloud-based gaming platforms, is the sole operating subsidiary of Core Gaming. In connection with the Merger, the Company changed its name to Core AI Holdings, Inc

2.	Summary of Significant Accounting Policies

1) Basis Presentation

(a) Business Combination

On February 26, 2025, Core Gaming, Inc. (“Core Gaming”) entered into a Merger Agreement (the “Merger Agreement”) with Siyata Mobile Inc.(“Siyata Mobile”) and Siyata Core Acquisition U.S., Inc., a wholly-owned subsidiary of Siyata Mobile (“Merger Sub”) (the “Merger”). Upon completion of the Merger on October 3, 2025, (i) Core Gaming merged with and into Merger Sub, with Core Gaming continuing as the surviving entity and a wholly owned subsidiary of Siyata Mobile, and (ii) in exchange for the outstanding shares of Core Gaming’s common stock, Siyata Mobile issued 16,825,577 common shares (67,302,300 before the 4-1 reverse stock split that occurred on October 7, 2025) to the shareholders of Core Gaming based on an exchange ratio calculated as $160,000,000 divided by the volume-weighted average closing price of Siyata Mobile’s common shares on the Nasdaq Stock Market LLC for the 10-day trading period immediately preceding the effective time of the Merger. In connection with the Merger, Siyata Mobile Inc. was re-named Core AI Holdings, Inc. (“Core Holdings”), and effected a 4-1 reverse stock split on October 7, 2025. Newbyera Technology Limited is the sole operating subsidiary of Core Gaming.

(b) Basis of Accounting

The Merger is accounted for as a reverse acquisition and a business combination using the acquisition method of accounting in accordance with ASC 805. While Core AI Holdings, Inc (formerly Siyata Mobile Inc) is the legal acquirer and Core Gaming was determined to be the accounting acquirer based on an evaluation of the following facts and circumstances:(1) Relative voting rights, since the former shareholders of Core Gaming own 84.5% of Core Holdings’ outstanding common shares immediately following the closing of the Merger; (2) Composition of the management ,the management of Core Gaming will assume key positions in the management of Core Holdings; (3) Premium, $160,000,000 fair value of the consideration issued significantly exceeded the pre-merger market capitalization of Siyata Mobile. Consequently, Core Gaming is deemed to be the acquiring company for accounting purposes, and the Merger is accounted for as a reverse acquisition under the acquisition method of accounting for business combinations. The historical financial statements of the Group prior to the merger date are those of Core Gaming, Inc., and the results of Core AI Holdings Inc (formerly Siyata Mobile Inc) are consolidated only from the closing date of October 3, 2025.

The consideration transferred for the acquisition of a subsidiary or business comprises the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred also includes any contingent consideration arrangement and any pre-existing equity interest in the subsidiary measured at their fair values at the acquisition date. Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The excess of (a) the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the (b) fair value of the identifiable net assets acquired is recorded as goodwill. Refer to note 15 for additional information.

F-6

Core AI Holdings, Inc. And Its Subsidiary

Notes to The Unaudited Condensed Interim Consolidated Financial Statements

As At And For The Three Month Period Ended March 31, 2026 and March 31, 2025

(c) Principal of Consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date on that control ceases.

The unaudited condensed interim consolidated financial statements include the accounts of Core AI Holdings, Inc. (formerly Siyata Mobile Inc.) and its wholly-owned subsidiaries, Core Gaming, Inc. and Newbyera Technology Limited (collectively, the “Company”). All intercompany transactions, balances and unrealized gains have been eliminated in consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(d) Use of Estimates

The preparation of these unaudited consolidated interim financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of these unaudited consolidated interim financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. In accordance with ASC 250, the changes in estimates will be recognized in the same period of changes in facts and circumstances. The Company bases its estimates on past experiences and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, useful lives and collectability evaluation of accounts receivables. Actual results could differ from those estimates.

(e) Foreign Currency Translation

The Group’s functional currency is United States dollars. The Group translates the financial statements of the Group entities (none of which has the currency of a hyperinflationary economy) that have a different functional currency different from the presentation currency into United States dollars. Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the consolidated balance sheet dates. Revenues and expenses are translated at the average exchange rates prevailing during the period. Unrealized gains or losses arising from currency translation are included in other comprehensive loss.

2) Discontinued Operation

In accordance with ASC 205-20, a disposal of a component or a group of components is reported as a discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on the Group’s operations and financial results. The Group evaluates ‘major effect’ by considering qualitative and quantitative factors, including whether the disposal involves a major line of business, a major geographical area, or a major equity method investment. Results of discontinued operations, including any gain or loss recognized on the disposal, are reported separately from continuing operations for all periods presented to ensure comparability.

The Group classifies a disposal group as a discontinued operation if the disposal represents a strategic shift that has, or will have, a major effect on the Group’s operations and financial results. On December 29, 2025, the Group completed the divestiture of its mobile hardware business unit (the ‘Siyata subsidiary’). Management determined that this transaction represents a fundamental strategic shift from hardware manufacturing toward artificial intelligence infrastructure. This assessment is considered a critical accounting estimate as it required significant management judgment to evaluate qualitative and quantitative factors. Specifically, the Group concluded that the total exit from the Push-to-Talk (PoC) hardware sector constitutes the disposal of a major line of business under ASC 205-20.

Classification as a discontinued operation occurs upon divestment or when the operation meets the criteria to be classified as held for sale, if earlier. In the consolidated statements of operations and comprehensive loss, the results from discontinued operations are reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinued operations are presented separately in the consolidated statements of cash flows. Unless otherwise noted, discussion in the notes to unaudited consolidated interim financial statements refers to the Group’s continuing operations. Refer to note 16 for additional information.

F-7

Core AI Holdings, Inc. And Its Subsidiary

Notes to The Unaudited Condensed Interim Consolidated Financial Statements

As At And For The Three Month Period Ended March 31, 2026 and March 31, 2025

3) Going Concern

The Group incurred a net loss from the continuing operations for the three months ended March 31, 2026 of $3,628,563 (Fiscal year ended December 31, 2025-Net loss of US$7,185,202) and a net cash inflow from operating activities for the three months ended March 31, 2026 of $74,073 (Fiscal year ended December 31, 2025 outflow of negative $3,642,455) and the accumulated deficit was $35,592,214 as of March 31, 2026. These factors raise substantial doubts about the Group’s ability to continue as a going concern.

In connection with the Group’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” the Group has determined that management of the Group has evaluated the sufficiency of additional capital resources, such as fund raising. The Group lacks the financial resources it needs to sustain operations for a reasonable period of time, which is considered to be one year from the date of the issuance of the financial statements. Despite the Group’s effort to obtain additional funding and reduce operating costs, there is no assurance that the Group’s plans and actions will be successful. These unaudited consolidated interim accompanying financial statements do not include any adjustments that might be necessary should we be unable to continue as a going concern. In addition, there can be no assurance that in the event additional sources of funds are needed they will be available on acceptable terms, if at all.

4) Revenue Recognition

The Group recognizes revenue in accordance with ASC606, Revenue from Contracts with Customers (“ASC 606”). Revenue is recognized when control of the promised services is transferred to our customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the Company satisfies a performance obligation.

Revenue is measured at the fair value of the consideration received or receivable for the sales of services in the ordinary course of the Group’s activities.

The Group generates its revenue through publishing advertisements on various advertising platforms. The Group’s performance obligation is to provide customers with access to the advertising solutions. The transaction price is the product of either the number of completions of agreed upon actions or advertisements displayed and the contractually agreed upon price per advertising unit. Revenues are recognized at the point-in-time the advertisements are displayed in the game or the services has been completed as the customer simultaneously receives and consumes the benefits provided from these services. The revenue is estimated based on advertising data for each month and revised after confirmation of revenues with various advertising agencies.

F-8

Core AI Holdings, Inc. And Its Subsidiary

Notes to The Unaudited Condensed Interim Consolidated Financial Statements

As At And For The Three Month Period Ended March 31, 2026 and March 31, 2025

When another party is involved in providing goods or services to a customer, the Group determines whether the nature of its promise is a performance obligation to provide the specified services itself (i.e., the Group is a principal) or to arrange for those services to be provided by the other party (i.e., the Group is an agent).

The Group is a principal if it controls the specified services before those services are transferred to a customer. The Group is an agent if its performance obligation is to arrange for the provision of the specified services by another party. In this case, the Group does not control the specified services provided by another party before those services are transferred to the customer. When the Group acts as an agent, it recognizes revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified services to be provided by the other party. This evaluation is performed separately for each performance obligation identified. For the years ended December 31, 2025 and 2024, there was no revenue recognized on a net basis where the Group is acting as an agent.

5) Cash and Cash Equivalents

Cash consists of cash on hand and cash in banks. The Group considers highly liquid investments such as time deposits and certificates of deposit with original maturities of three months or less to be cash equivalents.

6) Accounts Receivable and Expected Credit Loss

Trade receivables are amounts due from customers for services performed in the ordinary course of business. Majority of trade receivables are from advertising services. They are generally due for settlement within one year (or in the normal operating cycle of the business if longer) and therefore all classified as current. The Group usually grants credit to customers with 30 days to 60 days after invoicing and determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends.

In June 2016, the FASB issued ASU 2016-13: Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is recognized for credit losses expected over the remaining life of the exposure, irrespective of timing of the default (a lifetime ECL).

The Group applies a simplified approach in calculating ECL and the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECL at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect debtors’ ability to pay.

7) Account and Other Payables

Accounts Payable primarily consist of amounts due to advertising platforms and agencies for marketing services, as well as game development fees owed to third-party game suppliers. Other payables represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. These payables are typically settled within the standard payment terms contracted with the respective suppliers. These payables do not bear interests.

8) Leases

The right-of-use assets and related lease liability are recognized at the lease commencement date. The Group recognizes operating lease expenses on a straight-line basis over the lease term.

F-9

Core AI Holdings, Inc. And Its Subsidiary

Notes to The Unaudited Condensed Interim Consolidated Financial Statements

As At And For The Three Month Period Ended March 31, 2026 and March 31, 2025

Right-of-use of assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses and adjusted for any remeasurement of lease liability. The cost of right-of-use assets includes the amount of lease liability recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets for the years ended December 31,2025 and 2024.

Lease liability

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Group’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Group is reasonably certain to exercise. Lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Group assessment of option purchases, contract extensions or termination options.

The Group elected not to recognize short-term leases with an initial lease term of twelve months or less.

9) Intangible assets

Patents and licenses

Cost for applying and registering patents, trademark and copyright are capitalized at cost and are subsequently carried at cost less accumulated amortization and accumulated impairment losses. These costs are amortized to profit or loss using the straight-line method over 20 years, which is the shorter of their estimated useful lives and periods of contractual rights.

10) Income Taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the financial year. Taxable profit differs from profit as reported profit or loss because it excludes items of income or expense that are taxable or deductible in other financial years and it further excludes items that are not taxable or tax deductible. The Group’s liability for current tax is calculated using tax rates (and tax laws) that have been enacted or substantively enacted in countries where the Group operates by the end of the financial year.

Deferred income tax is recognized for temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized.

11) Financial assets

(a) Classification and measurement

The Group classifies its financial assets in the following measurement categories:

● Amortized cost;

● Fair value through other comprehensive income (FVOCI); and

● Fair value through profit or loss (FVPL).

The classification depends on the Group’s business model for managing the financial assets as well as the contractual terms of the cash flows of the financial asset.

F-10

Core AI Holdings, Inc. And Its Subsidiary

Notes to The Unaudited Condensed Interim Consolidated Financial Statements

As At And For The Three Month Period Ended March 31, 2026 and March 31, 2025

At initial recognition

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

At subsequent measurement

Cash and cash equivalents, trade and other receivables are carried at amortized cost subsequently.

(b) Derecognition

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

12). Loss per share

The Group presents basic and diluted loss per share data for its common shares. Basic loss per share is calculated by dividing the profit or loss attributable to common shareholders of the Group by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted loss per share is calculated by dividing the loss by the weighted average number of common shares outstanding assuming that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

The weighted average number of common shares outstanding used in the calculation of basic and diluted net loss per share for the three months ended March 31, 2026 and three months ended March 31, 2025 have been retroactively restated to reflect the 16,825,577 shares of common stock issued to the shareholders of the accounting acquirer in connection with the reverse merge closed on October 3, 2025.

Shares of the legal acquirer outstanding prior to the reverse merge, including 196,933 shares originally outstanding, 2,619,876 shares issued in a pre-merger equity line fund raising, and 279,997 shares resulting from the conversion of the Preferred C common stock, are reflected in the weighted average share count only from the date of the merger (October 3, 2025) through March 31, 2026.

The weighted average number of shares was retroactively changed to reflect the 1-to-4 reverse stock split that occurred on October 7, 2025.

13). Fair value of assets and liabilities

The fair values of applicable assets and liabilities, are determined and categorized using a fair value hierarchy as follows:

(a)	Level 1 - the fair values of assets and liabilities with standard terms and conditions and which trade in active markets that the Group can access at the measurement date are determined with reference to quoted market prices (unadjusted).

(b)	Level 2 - in the absence of quoted market prices, the fair values of the assets and liabilities are determined using the other observable, either directly or indirectly, inputs such as quoted prices for similar assets/liabilities in active markets or included within Level 1, quoted prices for identical or similar assets/liabilities in non-active markets.

(c)	Level 3 - in the absence of quoted market prices included within Level 1 and observable inputs included within Level 2, the fair values of the remaining assets and liabilities are determined in accordance with generally accepted pricing models.

F-11

Core AI Holdings, Inc. And Its Subsidiary

Notes to The Unaudited Condensed Interim Consolidated Financial Statements

As At And For The Three Month Period Ended March 31, 2026 and March 31, 2025

Fair value measurements that use inputs of different hierarchy levels are categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Except as disclosed in the respective notes, the carrying amounts of the current financial assets and financial liabilities, including cash and bank balances, trade and other receivables, trade and other payables approximate their respective fair values due to their short maturity nature.

14) Provision

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated.

15) Recent accounting pronouncement

In July 2025, the FASB issued ASU 2025-05 - Financial Instruments—Credit Losses (Topic 326). The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Group is evaluating the impact of the adoption of this guidance. We believe the future adoption of this ASU is not expected to have a material impact on its consolidated financial statements.

In November 2024, the Financial Accounting Standards Board (the “FASB”) issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted. The Group is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact. In January 2025, the FASB issued ASU 2025-01, which revises the effective date of ASU 2024-03 (on disclosures about disaggregation of income statement expenses) “to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027.” Entities within the ASU’s scope are permitted to early adopt the ASU.

3.	Cash and cash equivalents

	As of March 31,	As of December 31
	2026	2025
	USD	USD

Cash in bank	2,507,268	1,931,174
Total	2,507,268	1,931,174

F-12

Core AI Holdings, Inc. And Its Subsidiary

Notes to The Unaudited Condensed Interim Consolidated Financial Statements

As At And For The Three Month Period Ended March 31, 2026 and March 31, 2025

4.	Accounts Receivable

Accounts receivable, net, consists of the following:

	As of March 31	As of December 31
	2026	2025
	USD	USD

Accounts receivable	1,628,774	5,897,665
Less: allowance for credit loss	(234,711)	(208,127)
Accounts receivable, net	1,394,063	5,689,538

5.	Prepayments, net

Prepayments consist of the following:

	As of March 31	As of December 31
	2026	2025
	USD	USD

Advance to suppliers	27,713	1,326,916
Total	27,713	1,326,916

6.	Other receivables, net

Other receivables, net consist of the following:

	As of March 31	As of December 31
	2026	2025
	USD	USD

Other receivables	3,436,956	3,871,729
Total	3,436,956	3,871,729

7.	Lease

Leases are classified as operating leases or finance leases in accordance with ASC 842. The Group’s operating leases are mainly related to office facilities. For leases with terms greater than 12 months, the Group records the related asset and liability at the present value of lease payments over the term. The Group’s lease agreements do not contain any material guarantees or restrictive covenants.

	As of March 31	As of December 31
	2026	2025
	USD	USD
Operating lease right-of-use assets
Offices	468,891	468,891
Total	468,891	468,891
Accumulated amortization	(213,439)	(177,810)
Total	255,452	291,081

F-13

Core AI Holdings, Inc. And Its Subsidiary

Notes to The Unaudited Condensed Interim Consolidated Financial Statements

As At And For The Three Month Period Ended March 31, 2026 and March 31, 2025

	As of March 31	As of December 31
	2026	2025
	USD	USD
Operating Lease liabilities
Operating lease liabilities, current	158,779	162,610
Operating lease liabilities, non-current	96,673	128,471
Total	255,452	291,081

8.	Account and other payables

	As of March 31	As of December 31
	2026	2025
	USD	USD

Account payable	6,202,668	8,251,166
Payroll Payable	43,340	43,530
Other payables	2,028,211	1,823,350
Total	8,274,219	10,118,046

9.	Revenue

The following table disaggregates the revenue for the years ended December 31, 2025 and 2024 are as follows:

	As of March 31	As of March 31
	2026	2025
	USD	USD

Advertisement publishing service	3,768,536	14,509,763
Total	3,768,536	14,509,763

10.	Expense by nature

	As of March 31	As of March 31
	2026	2025
	USD	USD

Advertisement publishing cost	5,858,651	11,912,934
Software technology cost	582,000	2,706,482
Other service cost	399,763	118,689
Cost of providing services	6,840,414	14,738,105

Staff cost	133,372	88,054
Research and Development	78,969	62,086
Lease Expense	39,975	41,637
Professional fees	31,766	-
Promotion cost	-	1,867
Office expense	617	1,463
Others	2,591	3,726
General and administrative expenses	287,290	198,833

F-14

Core AI Holdings, Inc. And Its Subsidiary

Notes to The Unaudited Condensed Interim Consolidated Financial Statements

For The Three Month Period Ended March 31, 2026 and March 31, 2025

11.	Income tax

	As of March 31	As of March 31
	2026	2025
	USD	USD

Income tax expense:
Current year	-	-

12.	Intangible assets

Intangible assets consist of capitalized patent application fees.

	As of March 31	As of December 31
	2026	2025
	USD	USD
Cost
Trademark right	498	498
Copyright	356	356
Patent right	1,636	1,636
Total	2,490	2,490
Less: Accumulated depreciation	(2,213)	(2,013)
Property and equipment, net	277	477

13.	Share capital

(a) Common Stock

The Company has authorized an unlimited number of common shares without par value and as of both March 31, 2026 and at December 31, 2025, has issued and outstanding 19,922,402 common shares.

The Company had no common share activity in the three months ended March 31, 2026.

During the year ended December 31, 2025, the Group issued 2,619,876 common shares (10,479,504 before the 4-1 reverse stock split that occurred on October 7, 2025) under Equity Line of Credit agreement with Hudson Global Ventures, LLC. for total proceeds of $23,027,502.

On October 3, 2025, the Group issued 16,825,577 common shares (67,302,300 before the 4-1 reverse stock split that occurred on October 7, 2025) for the Merge of Core Gaming as a Reverse Takeover.

All share and per-share amounts in these financial statements have been retroactively adjusted to reflect this split for all periods presented, unless otherwise noted as “pre-consolidation..”

(b) Preferred C shares

There are 2,000 authorized Preferred C shares with a stated value of USD$1,000 per Preferred C share and Nil outstanding at both March 31, 2026 and at December 31, 2025.

There was no activity for the Preferred C shares in the three months ended March 31, 2026.

On January 14, 2025, the Group completed a registered offering for an equity line of credit with one investor, Hudson Global Ventures, LLC. A commitment fee of 540 Class C preferred share was given to the investor with a fair value of these preferred shares at an 85% discount to their stated value and converted into of the Group’s common stock

For the above 540 Class C preferred shares, on February 3, 2025, March 24, 2025 and July 14, 2025, the investor converted into 50,000, 49,723 and 308,243 shares of the Group’s common stock, respectively. In connection with the conversion, the Group credited $276,470, $105,882 and $252,136 to share capital with no gain or loss on the transaction, respectively.

F-15

Core AI Holdings, Inc. And Its Subsidiary

Notes to The Unaudited Condensed Interim Consolidated Financial Statements

For The Three Month Period Ended March 31, 2026 and March 31, 2025

During the year ended December 31, 2025, the Group redeemed 209 Class C Preferred Shares for total cash disbursements of $209,000.

For the year ended December 31,2025, holders of 1,025 Class C preferred shares converted their shares into 811,743 common shares of the Group. The Group credited $1,205,355 to share capital for the conversion. There was no gain or loss recognized on this transaction.

(c) Stock Options

The Company has a shareholder-approved “rolling” stock option plan (the “Plan”) in compliance with Nasdaq policies. Under the Plan the maximum number of shares reserved for issuance may not exceed 15% of the total number of issued and outstanding common shares at the time of granting. The exercise price of each stock option shall not be less than the market price of the Company’s stock at the date of grant, less a discount of up to 25%. Options can have a maximum term of ten years and typically terminate 90 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

Stock options outstanding as at March 31, 2026 are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
13-Apr-22	1	1	$138,600	13-Apr-27	1.04
Total	1	1	$138,600		1.04

Restricted Share Units issued as part of the stock option plan which are outstanding as of March 31, 2026 are as follows:

Grant Date	Number of RSU’s outstanding	Number of RSU’s exercisable	Weighted Average Issue Price
9-Mar-22	4	4	519,120
13-Apr-22	2	2	554,400

RSU, March 31, 2026	6	6	530,880

(d) Agents’ Options

Agents’ options issued and outstanding as of March 31, 2026 are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
11-Jan-22	1	1	$1,275,120	11-Jan-27	0.78
31-Oct-23	24	24	$3,604	31-Oct-28	2.59
Total Agent options at March 31, 2026	25	25	$54,464		2.52

14.	Common Stock Warrant

The Group accounts for common stock warrants as equity instruments in accordance with ASC 815-40, Contracts in Entity’s Own Equity. The warrants are (i) indexed to the Group’s own stock and (ii) meet the criteria for equity classification, as the Group maintains the ability to settle the warrants in shares and no cash-settlement triggers exist that are outside the Group’s control. Accordingly, these warrants are recorded in additional paid-in capital at their relative fair value on the date of issuance and are not subject to subsequent remeasurement.

In connection with the Merger on October 3, 2025, the Company issued an aggregate value of $5,600,000 pre-funded common stock purchase option to BSD Capital Ltd which are subject to a one-year lock-up period from the date of issuance with an exercise price of $0.0001 per share. The Option has a term of seven years and expires on October 3, 2032. The number of pre-funded warrants outstanding fluctuates directly with the stock price to guarantee an aggregate value of $5,600,000. At the close of business on March 31, 2026, the Company’s share price was $1.01 resulting in 5,544,554 pre-funded warrants outstanding which is an increase of 2,108,971 pre-funded warrants over the 3,435,383 pre-funded warrants outstanding at December 31, 2025.

F-16

Core AI Holdings, Inc. And Its Subsidiary

Notes to The Unaudited Condensed Interim Consolidated Financial Statements

As At And For The Three Month Period Ended March 31, 2026 and March 31, 2025

The balance of the warrants are as follow:

	Warrants		Pre-funded warrants		Pre-funded warrants
	11-Jan-22		31-Oct-23		3-Oct-25		Total
	#of units	Amount	#of units	Amount	#of units	Amount	#of units	Amount
Balance, December 31, 2024	-	-	-	-	-	-	-	-
Warrant arising from acquisition of Siyata PTT	80	-	56	100	-	-	136	100
Issuance of warrants	-	-	-	-	3,435,583	5,600,000	3,435,583	5,600,000
Balance, December 31, 2025	80	0	56	100	3,435,583	5,600,000	3,435,719	5,600,100
Issuance of warrants	-	-	-	-	2,108,971	-	2,108,971	-
Balance, March 31, 2026	80	0	56	100	5,544,554	5,600,000	5,544,554	5,600,100

15.	Acquisition of Siyata Mobile

The total consideration transferred for accounting purposes was determined based on the fair value of the equity interests that Core Gaming would have been required to issue to the former shareholders of Siyata Mobile to provide them with the same percentage ownership interest in the combined entity that they received as a result of the merger. The fair value of Core Gaming’s outstanding equity interests immediately before the merger was $160,000,000, representing an 84.46% ownership interest in the combined entity post-merger. Consequently, the total fair value of the combined entity’s equity was derived as approximately $189,448,487. The implied fair value of the deemed consideration attributable to the former shareholders of Siyata Mobile was calculated based on the remaining 15.54% ownership interest, amounting to $29,448,487.

Goodwill arising from the transaction was calculated as the excess of the deemed consideration over the fair value of Siyata Mobile’s identifiable net assets acquired. As of the acquisition date, the fair value of Siyata Mobile’s net assets was $15,438,987. Accordingly, goodwill of $14,009,500 was recognized.

The following summarizes the identified assets acquired and liabilities assumed pursuant to the accounting acquiree as of October 3, 2025:

Cash	3,510,499
Trade and other receivables	2,744,789
Prepaid expenses	270,878
Inventory	2,523,487
Advance to suppliers	329,260
Long term receivable	170,414
Right of use assets	448,883
Equipment	142,484
Intangible Assets	10,067,545
Total assets	20,208,239
Loans to financial institutions	1,642,477
Accounts payable and accrued liabilities	2,616,250
Lease obligations	381,178
Warrant and preferred share liability	100
Long term lease liability	129,247
Total liability	4,769,252
Net assets	15,438,987

F-17

Core AI Holdings, Inc. And Its Subsidiary

Notes to The Unaudited Condensed Interim Consolidated Financial Statements

As At And For The Three Month Period Ended March 31, 2026 and March 31, 2025

16.	Financial instruments and financial risks

The Group’s activities expose it to a variety of financial risks from its operation. The key financial risk relevant to the Group is credit risk.

The management team reviews and agrees policies and procedures for the management of financial risks. There has been no change of the Group’s exposure to the financial risks or the manner in which it manages and measures the risks.

Credit risk

Credit risk refers to the risk that the counterparty will default on its contractual obligations resulting in a loss to the Group. The Group’s exposure to credit risk arises primarily from trade and other receivables. For other financial assets (including cash and cash equivalents), the Group minimizes credit risk by dealing exclusively with high credit rating counterparties.

The Group has adopted a policy of only dealing with creditworthy counterparties. The Group performs ongoing credit evaluation of its counterparties’ financial condition and generally does not require a collateral.

The Group considers the probability of default upon initial recognition of assets and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

Payment terms are specified in agreements between the Group and the platforms and agencies. The Group generally reconciles with the platforms and agencies at the end of each month for the price of impressions filled in that month. Specific payment terms may vary by agreement but are generally sixty days or less.

As of March 31, 2026, accounts receivables amounted to $1,394,063, and are unsecured, and do not bear interest. The allowance for doubtful accounts is reviewed monthly, requires judgment, and is based on the best estimate of the amount of probable credit losses in existing accounts receivable. The Group reviews the status of the then-outstanding accounts receivable on a customer-by-customer basis, taking into consideration the aging schedule of receivables, its historical collection experience, current information regarding the client, subsequent collection history, and other relevant data, in establishing the allowance for doubtful accounts. Accounts receivables are presented net of an allowance for doubtful accounts. Accounts receivables are written off against the allowance for doubtful accounts when the Group determines amounts are no longer collectible.

The movements in credit loss allowance are as follows:

Credit loss allowance
$
Balance as of December 31, 2025	5,689,538
Changes in credit risk	4,060,764
Written off	(234,711)
Balance as of March 31, 2026	1,394,063

F-18

Core AI Holdings, Inc. And Its Subsidiary

Notes to The Unaudited Condensed Interim Consolidated Financial Statements

As At and For The Three Month Period Ended March 31, 2026 and March 31, 2025

(Expressed In United States Dollars)

Liquidity risk

Liquidity risks refer to the risks in which the Group and Group encounters difficulties in meeting its short-term obligations. Liquidity risks are managed by matching the payment and receipt cycle.

The table below summarizes the maturity profile of the Group and Group’s financial assets and liabilities at the reporting date based on contractual undiscounted repayment obligations:

	Less than 1 year	More than 1 years but less than 5 years	More than 5 years	Total
Group	$	$	$	$

Financial assets
Cash and cash equivalents	2,507,268	-	-	2,507,268
Other receivables	2,313,996	1,122,960	-	3,436,956
Trade receivables	1,394,063	-	-	1,394,063
Financial Assets As of March 31, 2026	6,215,327	1,122,960	-	7,338,287

Financial liabilities
Trade and other payables	6,944,854	1,329,365	-	8,274,219
Taxes payables	23,291	-	-	23,291
Financial Liabilities As of March 31, 2026	(6,968,145)	(1,329,365)	-	(8,297,510)

Net undiscounted financial assets as of As of March 31, 2026	(752,818)	(206,405)	-	(959,223)

Market risks

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates that will affect the Group’s income or the value of its holdings of financial instruments. The Group’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

The Group entities transact business in certain foreign currencies, mainly United State dollars, other than the respective functional currencies of the Group entities, and hence is exposed to foreign currency risks. Since the financial assets and liabilities of the Group entities are short-term in nature, their exposure to foreign currency risk is not significant. The Group ensures that the net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates where necessary to address short-term imbalances.

17.	Commitments and Contingencies

The Group’s agreements with platforms and agencies typically obligate the Group to provide indemnity and defense for losses resulting from claims of intellectual property infringement, damages to property or persons, business losses, or other liabilities. No material demands have been made upon the Group to provide indemnification under such agreements and there are no claims that the Group is aware that could have a material effect on the Group’s financial statements.

18.	Subsequent events

The Group has evaluated subsequent events through the date of issuance of the consolidated financial statements, and did not identify any other subsequent events with material financial impact on the Group’s consolidated financial statements.

F-19